THIRD AMENDMENT TO RIGHTS AGREEMENT

This Third Amendment to the Rights Agreement, dated October 10, 2002 (“Amendment”), by and between Conductus, Inc., a Delaware corporation (the “Company”), and EquiServe Trust Company, N.A., as successor rights agent (the “Rights Agent”) amends that certain Rights Agreement (the “Rights Agreement”), dated as of January 29, 1998 by and between the Company and Boston EquiServe L.P. (“Boston EquiServe”).

WHEREAS, the Company and Boston EquiServe entered into the Rights Agreement, as amended effective August 27, 1998 and February 21, 2002, under which Boston EquiServe was appointed rights agent and the Rights Agent was later appointed successor rights agent.

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement and amend the Rights Agreement in order to make any change which the Company may deem necessary or desirable.

WHEREAS, the Company, Superconductor Technologies Inc., a Delaware corporation, (“STI”), and STI Acquisition, Inc., a Delaware corporation (“Merger Sub”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into the Company with the Company surviving as a wholly-owned subsidiary of STI (the “Merger”).

WHEREAS, the Merger Agreement contemplates an amendment to the Rights Agreement so that the Rights Agreement will not be applicable to the Merger Agreement and the transactions contemplated thereby.

WHEREAS, the Board of Directors of the Company has determined that an amendment to the Rights Agreement as set forth herein is necessary and desirable and is consistent with the objectives of the Board of Directors of the Company in adopting the Rights Agreement, and the Company and the Rights Agent desire to evidence such amendment in writing.

WHEREAS, all acts and things necessary to make this Amendment a valid agreement, enforceable according to its terms, have been done and performed, and the execution and delivery of this Amendment by the Company and the Rights Agent have been in all respects duly authorized by the Company and the Rights Agent.

NOW, THEREFORE, the parties hereto agree as follows:

1.             Amendment to Section 1.  Section 1 of the Rights Agreement is supplemented to add the following definitions in the appropriate locations:

“Merger” shall have the meaning set forth in the Merger Agreement.”

“Merger Agreement” shall mean the Agreement and Plan of Merger, dated as of

October 10, 2002, by and among Superconductor Technologies Inc., STI Acquisition, Inc. and Conductus, Inc., as such may be amended from time to time.”

2.             Amendment of the Definition of “Acquiring Person.”  The definition of “Acquiring Person” in Section 1 of the Rights Agreement shall be amended by adding the following at the end thereof:

“Notwithstanding the foregoing or any provision to the contrary in this Agreement none of Superconductor Technologies Inc., a Delaware corporation (“STI”), STI Acquisition, Inc., a Delaware corporation (“Merger Sub”), or any of their respective Affiliates or Associates shall, individually or collectively, be deemed to be an Acquiring Person pursuant to this Agreement by virtue of (i) the execution of the Merger Agreement or (ii) the consummation of the transactions contemplated by the Merger Agreement.”

3.             Amendment of the Definition of “Shares Acquisition Date.”  The definition of “Shares Acquisition Date” in Section 1 of the Rights Agreement is hereby modified and amended by adding the following sentence at the end thereof:

“Notwithstanding the foregoing or any provision to the contrary in this Agreement, a Shares Acquisition Date shall not be deemed to occur by virtue of (i) the execution of the Merger Agreement, (ii) the consummation of the transactions contemplated in the Merger Agreement or (iii) the announcement of the Merger or the transactions contemplated by the Merger Agreement.”

4.             Amendment to Section 3(a).  Section 3(a) of the Rights Agreement is amended by adding the following sentence at the end thereof:

“Notwithstanding anything in this Agreement to the contrary, a Distribution Date shall not be deemed to have occurred as a result of the execution of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, including without limitation, the Merger, or the announcement of the transactions contemplated by the Merger Agreement.”

5.             Amendment to Section 21.  Section 21 of the Rights Agreement is amended to add the following sentence after the first sentence ending with “…by first-class mail.”  add:

“In the event the transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to resign automatically on the effective date of such termination; and any required notice will be sent by the Company.”

6.             Amendment to Section 29.  Section 29 of the Rights Agreement is amended to add the following sentence at the end thereof:

“Nothing in this Agreement shall be construed to give any holder of Rights or any other Person any legal or equitable rights, remedies or claims under this Agreement by virtue of the execution of the Merger Agreement or by virtue of the transactions contemplated by the

Merger Agreement.”

7.                                       Addition of  Section 35. Section 35 shall be added to the Rights Agreement, and shall read as follows:

"Section 35. Force Majeure. Notwithstanding anything to the contrary contained herein, Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest."

8.             This Amendment shall be deemed to be entered into under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

9.             This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

10.           As amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment on the date first written above.

CONDUCTUS, INC.

By:	/s/ Ron Wilderink
Name:	Ron Wilderink
Title:	Chief Financial Officer

EQUISERVE TRUST COMPANY, N.A.
as Rights Agent

By:	/s/ Carol Mulvey-Eori
Name:	Carol Mulvey-Eori
Title:	Managing Director,
Client Administration